UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Patriot National Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

70336F203

(CUSIP Number)

Richard A. Krantz, Esq.

Robinson & Cole LLP

666 Third Avenue, 20th Floor

New York, NY 10017

(212) 451-2962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 70336F203

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PNBK Holdings LLC; I.R.S. Identification No.: 27-1503906
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of	(7)	Sole Voting Power 2,520,000
Shares Beneficially Owned by	(8)	Shared Voting Power 0
Each Reporting Person	(9)	Sole Dispositive Power 2,520,000
With	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,520,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.55% *
(14)	Type of Reporting Person (See Instructions) OO

* Calculated based on 3,903,878 shares of Common Stock of Patriot National Bancorp, Inc. (the “Issuer”) outstanding as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018.

CUSIP No 70336F203

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PNBK Sponsor LLC; I.R.S. Identification No.: 27-1503852
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of	(7)	Sole Voting Power 815
Shares Beneficially Owned by	(8)	Shared Voting Power 2,520,000
Each Reporting Person	(9)	Sole Dispositive Power 815
With	(10)	Shared Dispositive Power 2,520,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,520,815
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 64.57%*
(14)	Type of Reporting Person (See Instructions) OO

* Calculated based on 3,903,878 shares of Common Stock of the Issuer outstanding as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018.

CUSIP No 70336F203

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael A. Carrazza
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of	(7)	Sole Voting Power 29,761*
Shares Beneficially Owned by	(8)	Shared Voting Power 2,520,000
Each Reporting Person	(9)	Sole Dispositive Power 29,761*
With	(10)	Shared Dispositive Power 2,520,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,549,761
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 65.31%**
(14)	Type of Reporting Person (See Instructions) IN

* This number includes 22,431 shares of Common Stock owned directly by the Reporting Person, and 7,330 shares of Common Stock owned indirectly by the Reporting Person through Solaia Capital Management Profit Sharing Plan FBO Michael A. Carrazza (“Solaia Capital”).

** Calculated based on 3,903,878 shares of Common Stock of the Issuer outstanding as of May 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2018.

This statement, dated May 29, 2018, constitutes Amendment No. 3 to the Schedule 13D, dated October 15, 2010 (the “Schedule”), regarding the reporting persons’ ownership of certain securities of Patriot National Bancorp, Inc. (the “Issuer”). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

Item 5. Interest in Securities of the Issuer

(a)

As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 2,520,000 shares of Common Stock, representing in the aggregate approximately 64.55% of the issued and outstanding shares of Common Stock, based upon the disclosure in Issuer’s most recent Quarterly Report on Form 10-Q for the period March 31, 2018, filed on May 15, 2018 that there were 3,903,878 shares of Common Stock issued and outstanding as of May 7, 2018. In addition, as of the date hereof, PNBK Sponsor LLC (“Sponsor”)also directly owns 815 shares of Common Stock; and Michael A. Carrazza (“Carrazza”) also directly owns 22,431 shares of Common Stock and indirectly owns 7,330 shares of Common Stock through Solaia Capital.

Due to their relationship with each another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 18, 2018, PNBK Holdings LLC (“Holdings”), Sponsor, Carrazza (together with Holding and Sponsor, the “PNBK Parties”) and Fabrizio Arengi Bentivoglio (“Bentivoglio”) entered into an agreement, pursuant to which the voting and dispositive power of 325,000 shares was returned to the PNBK Parties by Bentivoglio.

Other than as reported in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

A form of the agreement entered into by and among the PNBK Parties and Bentivoglio as of March 18, 2018 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 29, 2018	PNBK Holdings LLC

	By:	PNBK Sponsor LLC Its Managing Member

	By:	/s/ Michael A. Carrazza
Name: Michael A. Carrazza
Title: Managing Member

PNBK SPONSOR LLC

	By:	/s/ Michael A. Carrazza
Name: Michael A. Carrazza
Title: Managing Member

/s/ Michael A. Carrazza
Michael A. Carrazza